NABRIVA THERAPEUTICS PLC

25-28 North Wall Quay, IFSC

Dublin 1, Ireland

October 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nabriva Therapeutics plc
Registration Statement on Form S-1
File No. 333-260146
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nabriva Therapeutics plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-260146) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on November 1, 2021, or as soon thereafter as practicable.

Very truly yours,

NABRIVA THERAPEUTICS PLC

By:	/s/ Theodore Schroeder
Name:	Theodore Schroeder
Title:	Chief Executive Officer

cc:	Brian A. Johnson
Wilmer Cutler Pickering Hale and Dorr LLP